UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2015

Commission File Number: 001-35990

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Prosensa Holding N.V.
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J.H. Oortweg 21
2333 CH Leiden
The Netherlands
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-197240) and Form S-8 (Registration Number 333-194650) of Prosensa Holding N.V. (the “Registrant”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 13, 2015, the Company held an extraordinary general meeting of shareholders at its offices at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands (the “EGM”).  On the same day, the Registrant issued a press release summarizing the results of the EGM, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

List of Exhibits:

Exhibit 99.1	Press release issued by Prosensa Holding N.V., dated January 13, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prosensa Holding N.V.

By:	/s/ Hans G.C.P. Schikan
	Name:	Hans G.C.P. Schikan
	Title:	Chief Executive Officer

Date: January 13, 2015

By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Financial Officer